Exhibit 99.1

For Immediate Release

Sept. 28, 2012

U.K. Office of Fair Trading Approves SAP Acquisition of Ariba, Inc.

WALLDORF, Germany and SUNNYVALE, Calif. — Sept. 28, 2012 — SAP AG (NYSE: SAP) and Ariba, Inc. (Nasdaq: ARBA) today announced that the UK Office of Fair Trading has advised it will not refer the acquisition of Ariba by SAP to the UK Competition Commission. SAP and Ariba anticipate completing the acquisition in the fourth quarter of calendar year 2012 after receiving clearance from the U.S. Department of Justice, the last remaining regulatory condition for the transaction.

For more information, visit the SAP Newsroom.

About Ariba, Inc.

Ariba, Inc. is the world’s business commerce network. Ariba combines industry-leading cloud-based applications with the world’s largest web-based trading community to help companies discover and collaborate with a global network of partners. Using the Ariba® Network, businesses of all sizes can connect to their trading partners anywhere, at any time from any application or device to buy, sell and manage their cash more efficiently and effectively than ever before. Companies around the world use the Ariba Network to simplify inter-enterprise commerce and enhance the results that they deliver. Join them at: www.ariba.com

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 195,000 customers (includes customers from the acquisition of SuccessFactors) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Cautionary Statement Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include the statement concerning the parties’ ability to complete the transaction and the expected closing date of the transaction. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These potential risks and uncertainties include, among others, uncertainties as to the timing of the acquisition; the failure to retain key Ariba employees, contracts or benefits; the failure to achieve expected synergies and other benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; the competitive environment among participants in cloud technologies; and other risks detailed in SAP’s and Ariba’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F and Ariba’s most recent Annual Report on Form 10-K and quarterly report on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. SAP undertakes no obligation to publicly update or revise any forward-looking statements.

© 2012 by SAP AG. All rights reserved.

SAP and the SAP logo are registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company. Sybase and the Sybase logo are registered trademarks of Sybase Inc. Sybase is an SAP company. Crossgate is a registered trademark of SAP in Germany and other countries.

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For customers interested in learning more about SAP products:

Global Customer Center: +49 180 534-34-24

United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:

Christoph Liedtke, SAP, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET

Jim Dever, SAP, +1 (610) 661-2161, james.dever@sap.com, EDT

SAP Press Office, +49 (6227) 7-46315, CET; +1 (610) 661-3200, EDT, press@sap.com

Karen Master, Ariba, +1 (412) 297-8177, kmaster@ariba.com, EDT

For more information, financial community only:

Stefan Gruber, SAP, +49 (6227) 7-44872, investor@sap.com, CET

John Duncan, Ariba, +1 (678) 336-2980, jduncan@ariba.com, EDT